FORM 6-K

                          SECURITIES AND EXCHANGE COMMISSION
                             Washington,  D.C.  20549

                            Report of a Foreign Issuer
                        Pursuant to Rule 13a-16 or 15d-16 of
                          the Securities Exchange Act of 1934

                               For the month(s) of:  September 23, 1999

                             NEWCOURT CREDIT GROUP INC.

                       Newcourt Centre, 207 Queens Quay West
                                     Suite 700
                                 Toronto, Ontario
                                  Canada, M5J 1A7

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

		Form 20-F	/ /			Form 40-F	   /X/

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

		Yes	/ /				No		    /X/

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)]

		82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  September 23, 1999

NEWCOURT CREDIT GROUP INC.


/__________________________/
By: John P. Stevenson
Corporate Secretary


For immediate release:

Trading Symbol:  NCT                Contact:  Carolyn Conner
Exchange Listings:  Toronto                   (416) 507-5239
                    Montreal
                    New York

   Newcourt Capital Launches US$135 million Mezzanine Investment Club

      New alliance deepens Newcourt Capital's presence in the middle market corporate M&A arena

Parsippany, New Jersey, September 23, 1999 - Newcourt Capital, the Corporate Finance business of Newcourt Credit Group, today announced the establishment of the Newcourt Capital Mezzanine Club, a US$135 million investor club with major North American financial institutions designed to invest in equity enhanced mezzanine securities in middle market merger and acquisition transactions.

The Club will provide mezzanine financing for leveraged buyout, acquisition and recapitalization transactions identified and structured by Newcourt Capital's Merchant Banking group. Typically, such transactions will involve companies that have annual revenues in the $50 to $500 million range, established market positions and well-defined business plans designed to achieve growth. Targeted sectors include consumer products, service businesses, wholesale and distribution, manufacturing, and medical and health care.

"This new Club deepens Newcourt Capital's presence in the mid-sized corporate M&A market and is consistent with Newcourt's strategy of partnering with leading institutional investors to meet our client's total financing needs," said David McKerroll, President of Newcourt Capital. "Building on the strength and expertise of our "blue chip" partners, this new alliance rounds out the products we offer our M&A clients."

"A number of mezzanine funds have been established in the last year to service the North American market," said Rob Golding, Managing Director of Newcourt Capital's Merchant Banking group. "What differentiates this arrangement is its exclusive focus on middle market clients and its structure as a truly participatory investment club allowing investors to be actively involved in investment decisions."

Building on the strength of Newcourt Capital's structuring expertise, the Club will provide timely and efficient access to superior M&A financing solutions that include senior debt, mezzanine financing and equity.
Since its inception in late 1996, Newcourt Capital's Merchant Banking group has provided over US$725 million in acquisition, buyout and recapitalization solutions for middle market companies in both the US and Canada.

Newcourt Capital is the corporate finance business of Newcourt Credit Group, one of the world's leading sources of asset-based financing serving the corporate and commercial markets with owned and managed asset of US$24.5 billion and a global capability in 26 countries.